Exhibit B.9: Disclosure regarding code of ethics
CIBC has adopted a Code of Conduct applicable to all its officers and employees, including CIBC’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and Controller. The Code of Conduct meets the definition of a “code of ethics” (as that term is defined in General Instruction B(9)(b) of the General Instructions to Form 40-F). The Code of Conduct is available on CIBC’s website at www.cibc.com. No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2006 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.
In November 2006, CIBC adopted a revised Code of Conduct. The revised Code of Conduct was made available on CIBC’s website within five business days following the date of its adoption. Any further revisions or amendments to the Code of Conduct will be similarly posted on CIBC’s website. All employees, including CIBC’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and Controller are required to complete an annual test and certification regarding the Code of Conduct. The Chief Compliance Officer reports annually to the Corporate Governance Committee of the Board of Directors of CIBC regarding compliance with the Code of Conduct. The Code of Conduct was updated to address the following issues:
•	Soliciting charitable donations on behalf of CIBC or a CIBC-sponsored event: the updated Code of Conduct emphasizes the voluntary nature of donations and directs that employees, clients and suppliers not be put in a position where they feel obligated to contribute.

•	Political contributions and activities: the updated Code of Conduct states that political activities are not permitted on CIBC premises or facilities. This includes political fundraising and campaigning, and promoting political causes.

•	Gifts and entertainment: the value of items or benefits that are given or received are subject to the limits outlined in a new CIBC Gifts and Entertainment Policy.

•	Full and fair disclosure: the updated Code of Conduct reaffirms the expectation that staff must never: make misleading entries into CIBC systems; misrepresent a client’s financial position; forge or tamper with anyone’s signature, or, by-pass procedures that are key to the integrity of CIBC’s records.